UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 1st, 2023

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	TotalEnergies, Baker Hughes, Technip Energies, Azimut and other investors to invest in Zhero Europe's Green Energy Expansion (August 3, 2023).

Exhibit 99.2	Azerbaijan: TotalEnergies Sells a 15% Interest in Absheron Gas Field to ADNOC (August 4, 2023).

Exhibit 99.3	Disclosure of Transactions in Own Shares (August 7, 2023).

Exhibit 99.4	Disclosure of Transactions in Own Shares (August 14, 2023).

Exhibit 99.5	Australia: TotalEnergies acquires a 26% interest in the Cash-Maple gas discoveries for the long-term supply of Ichthys LNG (August 21, 2023).

Exhibit 99.6	Disclosure of Transactions in Own Shares (August 21, 2023).

Exhibit 99.7	Norway: TotalEnergies acquires a 40% interest in a CO2 Storage exploration license (August 22, 2023).

Exhibit 99.8	Disclosure of Transactions in Own Shares (August 28, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: September 1st, 2023	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer